Exhibit 99.1

Cenovus buys rail loading terminal from Canexus for $75 million

Facility ownership strengthens market access

Calgary, Alberta (June 4, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has agreed to purchase Canexus Corporation’s North American Terminal Operations (NATO), a crude-by-rail trans-loading facility, for $75 million, subject to adjustments. The acquisition is part of Cenovus’s strategy to create a portfolio of transportation options designed to maximize market access and capture global prices for its oil.

“By purchasing this facility at an attractive price, we’re taking greater control over a larger part of the value chain for our product, which we believe will result in improved margins and higher returns for our shareholders,” said Bob Pease, Cenovus Executive Vice-President, Markets, Products & Transportation. “Ownership gives us additional flexibility to get our growing crude oil production to market and allows us to reduce the risk to Cenovus due to pipeline congestion. It also increases our ability to access niche markets not served by pipeline.”

Located approximately 50 kilometres northeast of Edmonton in Bruderheim, Alberta, the terminal has strategic value for Cenovus due to its existing pipeline connections to the Cold Lake and Access crude oil pipeline systems as well as its links to the Canadian Pacific and Canadian National rail lines. Cenovus currently transports production volumes from its Foster Creek steam-assisted gravity drainage (SAGD) operation to Bruderheim on the Cold Lake pipeline. The terminal also has the ability to be expanded at a relatively low capital cost if changing market conditions make rail economics more attractive. Additionally, there is undeveloped land included in the transaction that provides significant potential for Cenovus as it evaluates a number of possible value-added projects.

“We believe a key benefit of acquiring this facility is the ability it provides to quickly and economically expand rail car loading capacity in response to changing market conditions,” said Pease. “We expect rail will be an important component of our transportation strategy for years to come. As the owner of the facility, we reduce our risk of having to compete for expensive rail terminal capacity during periods of pipeline congestion or potentially having production volumes stranded.”

Cenovus plans to hire a third-party service provider to manage the rail car trans-loading facility. The company plans to ensure that the same rigour and attention to safety, environmental performance and operational excellence that it demonstrates in its crude oil and natural gas operations is applied at the terminal. Cenovus began moving its oil through the facility in 2014 and has a multi-year agreement for bitumen blend pipeline receiving and unit train loading services.

The transaction is expected to close August 31, 2015, subject to certain conditions.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “believe”, “expect”, “plan”, “should”, “potential”, “capacity”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about Cenovus’s strategy, including the role of the acquisition and rail transportation in such strategy; the potential impact of the acquisition, including expected impacts on margins, shareholder returns, transportation flexibility, and risks related to pipeline congestion; potential for terminal expansion; Cenovus’s plans and expectations regarding operation and management of the facility; and expected timing of the acquisition closing.  Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; Cenovus’s projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; ability to obtain any necessary regulatory or other third-party approvals and satisfy other applicable closing conditions in connection with the acquisition; the successful and timely completion of the acquisition; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to completion of the acquisition, including obtaining any necessary regulatory or other third-party approvals and satisfying other closing conditions in connection therewith, as well as the other risk factors and uncertainties identified in Cenovus’s First Quarter Report, which remain accurate as of the date of this release. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual MD&A and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $23 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Director, Investor Relations

403-766-5883

Graham Ingram

Manager, Investor Relations

403-766-2849

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Steve Murray

Senior Analyst, Investor Relations

403-766-3382

Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751